SMITH BARNEY INVESTMENT FUNDS, INC.

SMITH BARNEY REAL RETURN STRATEGY FUND


Sub-Item 77Q1

On June 24, 2005, Citigroup announced that it has signed a definitive agreement underwhich Citigroup will sell substantially all of its worldwide asset management business toLegg Mason, Inc.
("Legg Mason").

As part of this transaction, SBFM (the "Manager"), currently an indirect wholly ownedsubsidiary of Citigroup, would become an indirect wholly owned subsidiary of Legg Mason. The Manager is the investment manager to the Fund.

The transaction is subject to certain regulatory approvals, as well as other customaryconditions to closing. Subject to such approvals and the satisfaction of the other conditions, Citigroup expects the transaction to be completed later this year.

Under the 1940 Act, consummation of the transaction will result in the automatic termination of the Fund's investment management contract with the Manager and the subadvisory contracts between the Manager and CAM Ltd. and TIMCO. Therefore, the Fund's Board has approved a new investment management contract between the Fund and the Manager and subadvisory contracts between the Manager and CAM Ltd. and TIMCO to become effective upon theclosing of the sale to Legg Mason. The new investment management contract and subadvisory contracts have been presented to the shareholders of the Fund for their approval.